

June 23, 2008

<u>By facsimile to (212) 818-8881 and U.S. Mail</u>

Mr. Eric S. Rosenfeld
Chairman, Chief Executive Officer, and President
825 Third Avenue, 40th Floor
New York, NY 10022

Re: Rhapsody Acquisition Corp.
   Pre-effective Amendment 1 to Registration Statement on Form S-4
   Filed June 11, 2008
   File No. 333-150343
   Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008
   File No. 0-52203

Dear Mr. Rosenfeld:

   We reviewed the filings and have the comments below.

<u>S-4/A1</u>

<u>Summary of the Material Terms of the Merger, page 1; Structure of the Merger, page 48</u>

1. In connection with our prior comment 5, it appears that the 507,600 shares that the foreign managers will receive are pursuant to the termination agreements that you have filed as exhibits 10.10 and 10.11 to the registration statement. Please note that when shares are offered privately, the sale must be completed privately. Since these agreements were negotiated and entered into prior to filing the registration statement, it appears that the shares were offered privately and should be removed from the registration statement.

2. Please clarify the number of shares the Primoris shareholders will receive for each share of Primoris they hold at the time of the merger, and explain how the shares to be withheld in the indemnification escrow will be allocated. For example, if the allocation to the

escrow is to take place on a pro-rata basis, will fractional shares be placed in escrow with remainder to be issued at the time of the merger?

3.   As requested previously, expand the disclosure under "Structure of the Merger" on page 48 to identify the two foreign managers and to include the material provisions of each of the termination agreements, including that the shares that the company will issue to the foreign managers are in consideration of the agreements to terminate deferred compensation, cancellation of the Born Shares, and termination of the Put and Call Agreement. Besides the number of shares of Rhapsody's common stock that Primoris' foreign managers will receive in the merger, we also note that the agreements indicate that at the merger's closing Morteboy will receive $295,219 in cash and Born will receive $989,354 in cash. Please expand the disclosure in the proxy statement/prospectus to include those cash payment amounts.

Q. Why am I receiving this proxy statement/prospectus?, page 3

4.   We note your response to prior comment 6. Disclosure that you will delete specified sections and redesignate others does not inform investors about the nature of the affected provisions. Please revise to provide more specificity.

Comparative Per Share Data, page 27

5.   We note that you have disclosed your historical book value per share for the three months ended March 31, 2008 in response to prior comment 9. Please also disclose book value and book value per share for the year ended December 31, 2007. Refer to Item 3(f)(1) of the form instructions.

The exercise of our directors' and officers' discretion in agreeing to changes or waivers in the terms of the business combination . . . , page 39

6.   We note the language you added in response to our prior comment 12. Please revise to provide an explicit cross reference to the discussion of waivers or changes that the directors and officers would be likely to make after stockholder approval, or discuss those changes here. Alternatively, please remove the phrase "that are not disclose in this proxy statement/prospectus."

Discounted Cash Flow Analysis, page 54

7.   Revised disclosure in response to prior comment 14 indicates that Rhapsody's management team used Primoris' internally prepared projections as the basis for its free

cash flow assumptions for 2010. Include in the proxy statement/prospectus Primoris' internally prepared projections.

Interests of Primoris's Directors and Officers in the Merger, page 60

8.   Refer to prior comments 7 and 23. Disclosure in the second paragraph on page 20 and elsewhere, including pages 41, 47, 88, and 154, that Rhapsody will not enter into any arrangement before the merger's closing that requires it to purchase public shares before or after the merger's completion appears inconsistent with disclosure in the first paragraph on page 20 and elsewhere that Rhapsody may purchase shares from institutional and other investors or execute agreements to purchase shares from them in the future. Please reconcile the disclosures.

9.   Refer to prior comments 15 and 24. Quantify also the interests of each of Messrs. Alfons Theeuwes, John M. Perisich, Mark A. Thurman, and William J. McDevitt under their employment agreements. Note that Item 5 of Schedule 14A requires disclosure about the interests in the transaction of each person who has been a director or executive officer at any time since the beginning of the last fiscal year. This disclosure requirement is discrete or separate from disclosure requirements under Item 402 of Regulation S-K.

80% Test, page 68

10.   Expand the disclosure to discuss the material elements of the analysis, including quantitative data, in sufficient detail. We note the information on page 42 of the board book provided to us in response to prior comment 18.

Unaudited Pro Forma Condensed Combined Financial Information, page 78

11.   We note that in response to prior comment 21 you have made an adjustment of 4,000 to both additional paid-in capital and retained earnings, and it appears no adjustment to your statement of operations. Please explain to us the entry that you have made to your pro forma financial information related to this compensation expense, including why you have not made an adjustment to your statement of operations.

12.   You disclose in your Form 8-K filed on May 22, 2008 that Earlybirdcapital, Inc. is acting as your investment banker in your merger with Primoris for which it will receive a fee of $360,000. Please tell us how this amount is recorded in your pro forma financial information.

Statement of Operations for the Year Ended December 31, 2007, page 84

13.   We note that you have included nine months ended December 31, 2007 for Rhapsody in your pro forma statement of operations for the year ended December 31, 2007. Please expand this column to include the three months ended March 31, 2007 to include a comparable twelve month period.

Ongoing Projects, page 119

14.   Refer to prior comment 27. If the estimated completion date of the power plant in Palmdale, California was not met in May 2008, revise to explain why the project's estimated completion date has not been met and to indicate what the project's now estimated completion date is.

Legal Proceedings, page 122

15.   We have reviewed your revised disclosures in response to prior comment 28. It remains unclear to us how you have evaluated the impact of the liability on your results of operations and liquidity. Therefore, we repeat our prior comment to clarify.

Results of Operations, page 129

16.   We have reviewed your expanded disclosure in response to prior comment 31. We note your expanded disclosures provide an analysis about the facts and circumstances surrounding known current material trends and future uncertainties; however, it does not appear that you have expanded your discussion and analysis to provide a more detailed understanding of the historical operating results of each of your segments. Therefore, we repeat prior comment 31. Please quantify each of the factors, to the extent material, that impacted each of your segment's results. For example, you disclose that the Underground segment revenue decreased in 2007 as compared to 2006 due to the planned decrease in the number of new water and sewer projects. Disclose the number of water and sewer projects that you worked on in 2007 compared to 2006. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4 of the Financial Reporting Codification for guidance.

EBITDA – Non-GAAP Financial Measure, page 131

17.   We note that you have presented EBITDA disclosures in your amended S-4. Please address the following:

- Include a more comprehensive explanation of why you believe that EBITDA represents a useful measure of operating performance for investors. Please avoid boilerplate conclusions like "method of measuring your performance."

- Expand your disclosures to address how you have compensated for the limitations associated with EBITDA as a performance measure.

- You disclose that EBITDA includes certain adjustments as defined in "The Merger Proposal." Please clarify these adjustments herein similar to your discussion on page 79.

- You disclose that EBITDA will be used as a measure of performance and as a criterion for potential additional payments related to your merger agreement. In light of the fact that EBITDA as defined in your merger agreement contains several transaction specific adjustments as you disclose on page 79, please tell us how your current disclosures are appropriate pursuant to Item 10(e)(1)(i)(C) of Regulation S-K and Question 10 of our June 13, 2003 FAQs on Non-GAAP Financial Measures.

- We note that you reconcile EBITDA to income from continuing operations. Please tell us how this is consistent with Questions 14 and 15 of our June 13, 2003 FAQs on Non-GAAP Financial Measures.

Primoris Related Person Transactions, page 160

18.   We note that you have included your FIN 46(R) policy on page FS-24 in response to prior comment 34. However, it does not appear that you have provided us your analysis of how you determined that the lessors are not variable interest entities. We repeat prior comment 34 to tell us your considerations of being the primary beneficiary of a variable interest entity under the accounting literature contained in paragraphs 16 and 17 of FIN 46(R) for Stockdale Investment Group, Inc. (SIGI). Please provide us a detailed analysis of how you reached your conclusion.

Exhibit 5.1

19.   It is unclear whether your definition of "Primoris", as the term is used in the third paragraph of the opinion, is intended to mean Primoris Corporation or the holders of Primoris Corporation's common stock. Counsel should clarify that it is opining as to the shares to be issued to the Primoris shareholders in the merger.

Exhibit 23.1

20.   We note that the audit report of BDO Seidman, LLP includes your period of inception (April 24, 2006) to March 31, 2008. Please have your independent registered public accounting firm revise its consent to include the periods covered in its report.

10-KSB

Exhibit Index

21.   Refer to prior comment 47. As requested previously, include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T. Note that the exhibit list requirement of Item 13 of Part III of Form 10-KSB and the exhibit index requirement of Rule 102(d) of Regulation S-T are discrete or separate requirements.

Closing

File a revised S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Rhapsody and Primoris and their management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from Rhapsody and Primoris in which each acknowledges that:

- Rhapsody and Primoris are responsible for the adequacy and accuracy of the disclosures in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- Rhapsody and Primoris may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Rhapsody and Primoris provide us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David Alan Miller, Esq.
     Graubard Miller
     The Chrysler Building
     405 Lexington Avenue
     New York, NY 10174